UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)

                                  SALTON, INC.
                                 (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)



                                    795757103
                                 (CUSIP Number)



                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 2 of 10 Pages


1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

           ANGELO, GORDON & CO., L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                          a. [ ]
                                          b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

           DELAWARE

                            5             Sole Voting Power
 Number of                                     922,601
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
 Reporting                  7             Sole Dispositive Power
    Person                                     922,601
    With
                            8             Shared Dispositive Power
                                               0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                    922,601

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                    [   ]

11   Percent of Class Represented By Amount in Row (9)

                    6.8%

12   Type of Reporting Person (See Instructions)

                    IA; PN

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 3 of 10 Pages


1    Names of Reporting Persons
     I.R.S.   Identification Nos. of above persons (entities only)

           JOHN M. ANGELO

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                          a. [ ]
                                          b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

           UNITED STATES

                            5             Sole Voting Power
 Number of                                     0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     922,601
    Each
 Reporting                  7             Sole Dispositive Power
    Person                                     0
    With
                            8             Shared Dispositive Power
                                               922,601

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                    922,601

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                    [   ]

11   Percent of Class Represented By Amount in Row (9)

                    6.8%

12   Type of Reporting Person (See Instructions)

                    IN; HC

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 4 of 10 Pages



1    Names of Reporting Persons
     I.R.S.   Identification Nos. of above persons (entities only)

           MICHAEL L. GORDON

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a. [ ]
                                         b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                    UNITED STATES
                            5             Sole Voting Power
 Number of                                     0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     922,601
    Each
 Reporting                  7             Sole Dispositive Power
    Person                                     0
    With
                            8             Shared Dispositive Power
                                               922,601

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                    922,601

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                    [   ]

11   Percent of Class Represented By Amount in Row (9)

                    6.8%

12   Type of Reporting Person (See Instructions)

                    IN; HC

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 5 of 10 Pages


Item 1(a)  Name of Issuer:

           Salton, Inc. (the "Issuer").

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           1955 Filed Court
           Lake Forest, IL  60045

Item 2(a)  Name of Person Filing:

           This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

           ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

           iii) Michael L. Gordon, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

           This statement relates to Shares (as defined herein) held for the account of private investment funds for which Angelo, Gordon acts as investment adviser.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of the Reporting Persons is:

           245 Park Avenue
           New York, New York 10167.

Item 2(c)  Citizenship:

           1) Angelo, Gordon is a Delaware limited partnership;

           2) Mr. Angelo is a citizen of the United States; and

           3) Mr. Gordon is a citizen of the United States.

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.01 par value per share (the "Shares").

Item 2(e)  CUSIP Number:

           795757103

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 6 of 10 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           i) Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

           ii)  Mr. Angelo is a control person of Angelo, Gordon.

           iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 922,601 Shares.

Item 4(b)  Percent of Class:

           Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.8% of the total number of Shares outstanding.

Item 4(c)  Number of shares as to which such person has:

     Angelo, Gordon
     (i)   Sole power to vote or direct the vote                         922,601
     (ii)  Shared power to vote or to direct the vote                          0
     (iii) Sole power to dispose or to direct the disposition of         922,601
     (iv)  Shared power to dispose or to direct the disposition of             0
     Mr. Angelo
     ----------
     (i)   Sole power to vote or direct the vote                               0
     (ii)  Shared power to vote or to direct the vote                    922,601
     (iii) Sole power to dispose or to direct the disposition of               0
     (iv)  Shared power to dispose or to direct the disposition of       922,601
     Mr. Gordon
     ----------
     (i)   Sole power to vote or direct the vote                               0
     (ii)  Shared power to vote or to direct the vote                    922,601
     (iii) Sole power to dispose or to direct the disposition of               0
     (iv)  Shared power to dispose or to direct the disposition of       922,601

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 7 of 10 Pages


Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The investors in the private investment funds for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

           Angelo,   Gordon  is  an  investment  adviser  registered  under  the
Investment Advisers Act of 1940.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 8 of 10 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 16, 2006                ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             Its General Partner

                                              By:  JAMG LLC
                                                   Its General Partner

                                                   By: /s/ Michael L. Gordon
                                                       -------------------------
                                                       Name:   Michael L. Gordon
                                                       Title:  Managing Member


Date:  February 16, 2006                JOHN M. ANGELO


                                        /s/ John M. Angelo
                                        -----------------------


Date:  February 16, 2006                MICHAEL L. GORDON


                                        /s/ Michael L. Gordon
                                        -----------------------

                                  Schedule 13G
CUSIP No.: 795757103                                          Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.   Joint Filing Agreement, dated as of February 16, 2006,
     by and among Angelo, Gordon & Co., L.P.,
     John M. Angelo and Michael L. Gordon...........................      10

                                  Schedule 13G
CUSIP No.: 795757103                                         Page 10 of 10 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Salton, Inc., dated as of February 14, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 16, 2006                ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             Its General Partner

                                              By:  JAMG LLC
                                                   Its General Partner

                                                   By: /s/ Michael L. Gordon
                                                       -------------------------
                                                       Name:   Michael L. Gordon
                                                       Title:  Managing Member


Date:  February 16, 2006                JOHN M. ANGELO


                                        /s/ John M. Angelo
                                        -----------------------


Date:  February 16, 2006                MICHAEL L. GORDON


                                        /s/ Michael L. Gordon
                                        -----------------------